

May 1, 2012

<u>Via E-mail</u>
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Centrais Elétricas Brasileiras S.A. - Eletrobrás
Avenida Presidente Vargas, 409 – 13th floor
Edificio Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

      Re: **Brazilian Electric Power Company**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed October 17, 2011
              Response dated April 13, 2012
              File No. 001-34129

Dear Mr. Araújo:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010, as amended

Item 18. Financial Statements, page 126

Note 15. Investments, page 61

1. We have reviewed your response to prior comment 5. Please confirm you will provide disclosure in your amended filing showing for each of your investments in associates the total revenues and fair value required.

Note 18. Financial Asset – ITAIPU, page 80

2. We note your response to comment 4. You state that "Due to the fact that the other generation assets did not meet the requirements under IFRIC 12, the Company presented these amounts separately and disclosed this fact in footnote 18." Please tell us where in the footnote you disclosed this fact, the amount of the infrastructure that did meet the requirements of IFRIC 12 to be classified as a financial asset and the amounts of the other generation assets other than the infrastructure of Itaipu that did not meet the requirements under IFRIC 12. Please explain to us how your classification of each of these line items is appropriately classified as a financial asset. See paragraphs 23 to 25 of IFRIC 12.

Note 16. Fixed Assets, page 76

3. We note your responses to prior comments 6, 7 and 8. Please explain to us your accounting for the miscellaneous Special Obligations such as consumer spending and union budget appropriations and the accounting literature you rely upon. Further, please tell us what consideration was given to segregating in a separate line item those Special Obligations that revert to the grantor upon expiration of the relevant concession from other Special Obligations which are deducted from the value of your fixed distribution assets when determining the base amount for calculating tariffs.

4. We note that Capitalizations do not reflect the capitalization of interest of borrowings relating to construction of fixed assets however we do not note where you have addressed that portion of our prior comment 6 requesting you disclose the amount of borrowing costs capitalized during the period. Please revise or advise us why the disclosure required by IAS 23 is not applicable.

Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144

5. We have reviewed your response to prior comment 13 and note the addition of two columns to segregate the adjustments related to Itaipu Effect and IFRIC 12. As previously requested, please revise to describe and quantify each material adjustment which you have combined on the face of the reconciliations of income statement and balance sheets from BR GAAP to IFRS. In this regard, the proposed explanations of the adjustments in your January 31st response should be expanded to quantify the relevant adjustment and indicate what financial statement captions are impacted. Refer to Item 17 of Form 20-F for additional guidance.

Exhibits 12.1 and 12.2

6. We note Form 20-F, Amendment 2 filed on January 31, 2012 as well as Form 20-F, Amendment 3 filed on April 25, 2012 continued to include the title of the individual at the beginning of the certification despite our repeated comment and your representation

in your responses dated January 31, 2012 and April 13, 2012 that you would remove the individual's title from the certification in "all future filings." We understood "all future filings" to include any subsequent amendments to your Form 20-F. Please revise your certifications as previously requested in **all** future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jonathan Zonis, Esq.